June 26, 2009

Mr. Walker R. Stapleton
President, Chief Executive Officer and Chief Financial Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472

      Re: **SonomaWest Holdings, Inc.**
                  Form 10-K for the fiscal year ended June 30, 2008
                  Filed September 29, 2008
                  File No. 000-01912

Dear Mr. Stapleton:

      We have completed our review of your filing and have no further comments at this time.

                  Sincerely,

                  Jay Mumford
                  Senior Counsel